Exhibit 99.1

NFT LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$81,632,704	$61,750,809
Restricted cash	4,369,868	4,306,519
Prepayment and other current assets, net	-	6,834,769
Loan receivables	800,000	800,000
Total current assets	86,802,572	73,692,097

Non-current assets
Non-marketable investment, net	-	-
Total non-current assets	-	-
Total assets	$86,802,572	$73,692,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$1,207,534	$3,259,319
Advance from customers	4,369,868	4,306,519
Warrant liabilities	6,098,858	4,971,869
Tax payables	359,250	350,752
Total current liabilities	12,035,510	12,888,459

Total liabilities	12,035,510	12,888,459

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
*Common stock (20,000,000 shares authorized; $0.05 par value; 4,080,380 shares issued and outstanding as of June 30, 2024; 1,399,675 shares issued and outstanding as of December 31, 2023)	204,269	38,491
Additional paid-in capital	103,238,268	95,726,623
Accumulated deficit	(28,675,475)	(34,961,476)
Accumulated other comprehensive loss	-	-
Total shareholders’ equity	74,767,062	60,803,638
Total liabilities and shareholders’ equity	$86,802,572	$73,692,097

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024 onwards

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars except Number of Shares)

	For the Six Months Ended
	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue
Commission-continuing operations	$394,949	$1,274,518
Commission-discontinued operations	$-	$-
Revenue-continuing operations	394,949	1,274,518
Revenue-discontinued operations	-	-

Cost of revenue-continuing operations	(96,024)	(301,260)
Cost of revenue-discontinued operations	-	-

Gross profit-continuing operations	298,925	973,258
Gross profit-discontinued operations	-	-

Operating expenses:
General and administrative expenses-continuing operations	(894,813)	(1,386,055)
General and administrative expenses-discontinued operations	-	(21,946)
Gain on disposal of subsidiaries	-	6,869,809
Total operating expenses - continuing operations	(894,813)	(1,386,055)
Total operating expenses - discontinued operations	-	6,847,863

Loss from continuing operations	(595,888)	(412,797)

Other income and expenses:
Interest Income	228,394	394,218
Gain on change of fair value of warrant liability	6,661,993	-
Total other income (expenses)	6,890,387	394,218

Profit/(Loss) before income taxes-continuing operations	6,294,499	(18,579)

Income tax expenses-continuing operations	8,498	62,311

Net loss from continuing operations	6,286,001	(80,890)

Loss before income tax-discontinued operations:
Gain on disposal of subsidiaries	-	6,869,809
Loss from discontinued operations	-	(21,946)
Income tax expenses-discontinued operations
Tax expense	-	-

Net profit from discontinued operations	-	6,847,863

Net profit	$6,286,001	$6,766,973

Foreign currency translation adjustment	-	(9,858)

Comprehensive income	$6,286,001	$6,757,115

Profit/(Loss) from continuing operations per common share - basic	$5.46	$(0.01)
Profit/(Loss) from continuing operations per common share -diluted	$2.83	$(0.01)
Profit/(Loss) from discontinued operations per common share - basic	$-	$0.98
Profit/(Loss) from discontinued operations per common share - diluted	$-	$0.98
Weighted average number of common shares outstanding-basic	1,151,703	6,998,238
Weighted average number of common shares outstanding-diluted	2,223,328	6,998,238

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares	Common Stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance, December 31, 2022	699,838	$34,992	$92,526,972	$(39,797,696)	$(357,486)	$52,406,782

Net loss from continuing operations	-	-	-	(80,890)	-	(80,890)

Net loss from discontinued operations	-	-	-	(21,946)	-	(21,946)

Disposal of subsidiaries	-	-	-	6,502,465	367,344	6,869,809

Foreign currency translation adjustment	-	-	-	-	(9,858)	(9,858)
Balance, June 30, 2023	699,838	$34,992	$92,526,972	$(33,398,067)	$-	$59,163,897

Balance, December 31, 2023	1,399,675	$38,491	$95,726,623	$(34,961,476)	$-	$60,803,638

*Correction of par value misstatement	-	31,493	(31,493)	-	-	-

Effect of rounding fractional shares into whole shares upon reverse stock split	75,458	3,773	(3,773)	-	-	-

Private placement	1,399,675	69,984	15,396,421	-	-	15,466,405

Issuance of common stock warrants	-	-	(11,158,348)	-	-	(11,158,348)

Cashless exercise of common stock warrants	1,210,572	60,528	3,308,838	-	-	3,369,366

Net profit from continuing operations	-	-	-	6,286,001	-	6,286,001

Balance, June 30, 2024	4,085,380	$204,269	$103,238,268	$(28,675,475)	$-	$74,767,062

*	Reclassification between common stock and additional paid-in capital has been prospectively corrected in the current period due to the application of incorrect par value of common stock during the year ended December 31, 2023.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2024	2023
Cash flows from operating activities:
Net loss from continuing operations	$6,286,001	$(80,890)
Net loss from discontinued operations	-	6,847,863

Adjustments to reconcile net loss to net cash provided by operating activities:
Fair value gain on warrant liabilities	(6,661,993)	-
Changes in operating assets and liabilities(decrease)increase in:
Prepayment and other current assets	396,263	(1,891,405)
Customer deposits	63,349	854,160
Accrued expenses and other payables	(2,043,296)	1,459,012
Net cash (used in)/provided by operating activities - continuing operations	(1,959,676)	340,877
Net cash used in operating activities - discontinued operations	-	(1,267,255)
Net cash provided by operating activities	(1,959,676)	(926,378)

Cash flows from investing activities:
Net cash provided by investing activities-discontinued operations	-	61,376
Net cash provided by investing activities	-	61,376

Cash flows from financing activities:
Proceeds from a short-term borrowing from a third party	-	500,000
Proceeds from a private placement	21,904,920
Net cash provided by financing activities-continuing operations	21,904,920	500,000
Net cash provided by financing activities-discontinued operations	-	-
Net cash provided by financing activities	21,904,920	500,000

Effect of exchange rate change on cash, cash equivalents and restricted cash from continuing operations	-	-
Effect of exchange rate change on cash, cash equivalents and restricted cash from discontinued operations	-	(29,729)

Net change in cash and cash equivalents, and restricted cash from continuing operations	19,945,244	840,877
Net change in cash and cash equivalents, and restricted cash from discontinued operations	-	(1,235,608)

Cash, cash equivalents and restricted cash, beginning balance	66,057,328	66,361,627
Cash and cash equivalents, and restricted cash beginning balance from discontinued operations	-	1,235,608
Cash and cash equivalents, and restricted cash beginning balance	66,057,328	67,597,235

Cash and cash equivalents, and restricted cash ending balance from continuing operations	$86,002,572	$67,202,504
Cash and cash equivalents and restricted cash ending balance from discontinued operations	-	-
Cash and cash equivalents and restricted cash ending balance	$86,002,572	$67,202,504

Cash and cash equivalents-continuing operations	$81,632,704	$63,642,594
Restricted cash as of June 30, 2024 and 2023, respectively	4,369,868	3,559,910
Total cash, cash equivalents and restricted cash-continuing operations	$86,002,572	$67,202,504

Cash and cash equivalents-discontinued operations	$-	$-
Restricted cash - discontinued operations	-	-
Total cash, cash equivalents and restricted cash-discontinued operations	$-	$-

Supplemental cash flows information:
Cash paid for interest-continuing operations	$-	$-
Cash paid for interest-discontinued operations	$-	$-
Cash paid for income taxes-continuing operations	$-	$-
Cash paid for income taxes-discontinued operations	$-	$-

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